Andrew M. Tucker T 202.689.2987 M 703.624.3897 andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

May 6, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention:	Nicholas Lamparski

Dietrich King

Re:	Bowman Consulting Group Ltd.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 3, 2021

File No. 333-255076

Ladies and Gentlemen:

On behalf of Bowman Consulting Group Ltd., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 6, 2021 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2021

Dilution, page 33

1.

The “historical net tangible book value per share as of December 31, 2020” and the “as adjusted net tangible book value per share immediately after this offering” do not appear to be presented on a per share basis. Additionally, the historical net tangible book value you present does not appear to be adjusted for goodwill and

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Division of Corporation Finance

U.S. Securities & Exchange Commission

May 6, 2021

intangible assets. Please revise your presentation or tell us why no changes are necessary. To assist us in evaluating your dilution computation, please tell us in your response how you derived the amounts in your computation from your financial statement amounts, or provide us an illustrative computation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25, 33 and 34 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend your filing to include an audit report and consent that is finalized and without qualification.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the amended the filing to include an audit report and consent that is finalized and without qualification.

Division of Corporation Finance

U.S. Securities & Exchange Commission

May 6, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Bowman Consulting Group Ltd.

D.A. Davidson & Co.

B. Riley Securities

Akerman LLP

Ernst & Young LLP